April 20, 2009
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Mail Stop 7010
Washington, DC 20549
Attn: H. Roger Schwall

Re:	Delta Petroleum Corporation
Registration Statement on Form S-3 (the “Registration Statement”)
Filed March 3, 2009, amended March 10, 2009, April 8, 2009
File No. 333-157644
Dear Mr. Schwall:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Delta Petroleum Corporation (the “Company”), hereby requests that the effective date of the Registration Statement, as amended, be accelerated so that the same will become effective at 10:00 a.m. Eastern Daylight Time on Wednesday, April 22, 2009, or as soon thereafter as practicable.
     In connection with this request pursuant to Rule 461, the Company acknowledges the following:
     (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
     (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
     (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please advise the undersigned at (303) 575-0349, or Ron Levine of Davis Graham & Stubbs LLP at (303) 892-7514, when the order declaring the Registration Statement effective is signed.

Very truly yours,
/s/ Stanley F. Freedman
Stanley F. Freedman
Executive Vice President, General Counsel and Corporate Secretary

cc:	Tracey McNeil Ronald R. Levine, II